Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended February 28, 2017
The financial information of Itaú CorpBanca as of and for the month ended February 28, 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	20,914,050
Total Assets	28,517,353

Current accounts and demand deposits	4,474,270
Time deposits and savings accounts	10,424,017
Borrowings from financial institutions	1,821,869
Debt issued	6,149,613

Total Equity	3,401, 891
Equity attributable to shareholders	3,173,937
Minority interest	227,954

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	158,022
Provisions for loan losses	(52,582)
Operating expenses	(113,353)
Operating income	(7,913)

Income from investments in other companies	-
Income before taxes	(7,913)
Income taxes	16,740

Income from continuing operations	8,827
Income from discontinued operations	-

Net income	8,827

Net income attributable to shareholders	10,826
Minority interest	(1,999)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer